[COOLEY GODWARD LLP LETTERHEAD]

December 17, 2001

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Inhale Therapeutic Systems, Inc. Withdrawal of Form S-3 Registration Statement filed on January 6, 2000 (File No. 333-94161)

Ladies and Gentlemen:

Inhale Therapeutic Systems, Inc. (the "Registrant") hereby formally requests pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Registrant's Registration Statement on Form S-3 (File No. 333-94161) (the "Registration Statement"), as filed with the Commission on January 6, 2000, together with all exhibits, amendments and supplements thereto, be withdrawn in its entirety.

This request is made based upon the following grounds:

Pursuant to the terms of a Resale Registration Rights Agreement, dated October 12, 1999, entered into by and between the Registrant, Lehman Brothers Inc., Deutsche Bank Securities Inc. and U.S. Bancorp Piper Jaffray Inc. (the "Agreement") in connection with the sale of an aggregate principal amount of $108,450,000 of 6 3/4% Convertible Subordinated Debentures due 2006 (the "Debentures") and the shares of common stock convertible therein, the parties thereto agreed that the Registration Statement would remain in effect until: (i) two years following the last date of original issuance of the Debentures; or (ii) such shorter period that will terminate when (x) all of the holders of Transfer Restricted Securities (as defined in the Agreement) are able to sell all Transfer Restricted Securities immediately without restriction pursuant to Rule 144(k); (y) when all Transfer Restricted Securities have ceased to be outstanding; or (z) all Transfer Restricted Securities registered under the Registration Statement have been sold.

Because the last date of original issuance of the Debentures was November 10, 1999, the Registrant no longer has an obligation under the Agreement to maintain the Registration Statement's effectiveness. Please be advised that pursuant to Rule 478, the undersigned has full power and authority to make this request on behalf of the Registrant.

Please call the undersigned (650/849-7025) or John M. Geschke (650/843-5757) should you have any questions, comments or concerns with this filing.

Sincerely,

/s/ J. GARRETT VAN OSDELL

J. Garrett Van Osdell, Esq.
Cooley Godward LLP

cc:	Robert A. Donnally, Inhale Therapeutic Systems, Inc. John M. Geschke, Cooley Godward, LLP